UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41085

FRONTIER NUCLEAR AND MINERALS INC.
(Translation of registrant's name into English)

360 Main St., 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On August 4, 2026, Frontier Nuclear and Minerals Inc. (the "Company") distributed a meeting circular and certain other related materials to its shareholders of record as July 16, 2026 (the "Meeting Materials") in connection with its 2026 Annual General Meeting of Shareholders to be held on August 25, 2026. The Meeting Materials are furnished as exhibits to this Report on Form 6-K.

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (No. 333-261358) and on Form F-3 (No. 333-272324) and shall be deemed to be a part of thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER NUCLEAR AND MINERALS INC.
(Registrant)

Date: August 5, 2026	By	/s/ Kyle Nazareth
Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Frontier Nuclear and Minerals Inc. 2026 Annual General Meeting Circular

99.2	Form of Proxy Card